Exhibit 3.2


                             JULY 19, 2001 AMENDMENT
                                TO THE BY-LAWS OF
                                    SJW CORP.


         "Whereas, the shareholders of the Corporation at the annual meeting of shareholders held July 19, 2001 adopted by majority vote of those present in person and those present by proxy that the number of the Corporation's directors shall not be less than nine nor more than eleven, and that the exact number of directors of the Corporation be and is fixed at ten,
         IT IS RESOLVED that existing sections 2.2(a) and 2.2(c) of the By-Laws of the Corporation are deleted in their entirety and replaced as follows:
         "2.2(a) the number of the Corporation's directors shall not be less than nine nor more than eleven, the exact number of which shall be fixed by a By-Law duly adopted by the shareholders or by the Board of Directors;"
         "2.2(c) the exact number of directors of the Corporation is fixed, within the limits set forth in clause (a) of this Section 2.2, at ten."
                  IT IS FURTHER RESOLVED that the foregoing amendments be recorded in the minutes of the Corporation and physically attached to and incorporated within all official copies of the By-Laws of the Corporation." ///